No              date

BY EDGAR

December 11, 2012

Ms Cecilia Blye

Chief

Office of Global Security Risk

U. S. Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549-7010

United States of America

Re:	Mechel OAO (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2011 (the “Form 20-F”)

File No. 1-32328

Request for extension for filing response to letter dated November 27, 2012

Dear Ms Blye:

We received the Staff’s comment letter dated November 27, 2012 commenting on the Annual Report on Form 20-F of Mechel OAO for the fiscal year ended December 31, 2011 and requesting a response within 10 business days.

We would like to provide a comprehensive and detailed response to the comment letter, and need more time to compile the necessary information and prepare our response. We understand that you spoke with our counsel, Allen & Overy LLP, on December 10, and greatly appreciate your agreeing to extend the deadline for filing a response until December 21, 2012.

Should you have any questions or concerns, please do feel free to contact me directly.

Sincerely,

/s/ Evgeny V. Mikhel

Evgeny V. Mikhel

Chief Executive Officer

Copies to:	Pradip Bhaumik
Pamela Long

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com